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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2003 (this "Agreement"), is entered into between Fieldstone Holdings Corp., a Delaware corporation ("Holdings"), and Fieldstone Investment Corporation, a Maryland corporation ("Investment").

RECITALS

        WHEREAS, Holdings owns all of the issued and outstanding capital stock of Investment;

        WHEREAS, the Board of Directors of Holdings believes that it is in the best interests of Holdings and its stockholders that Holdings merge with and into Investment under and pursuant to the provisions of this Agreement and the General Corporation Law of the State of Delaware, as amended (the "DGCL");

        WHEREAS, the Board of Directors of Holdings shall submit this Agreement to the stockholders of Holdings for approval;

        WHEREAS, the Board of Directors of Investment believes that it is in the best interests of Investment and its sole stockholder that Holdings merge with and into Investment under and pursuant to the provisions of this Agreement and the General Corporation Law of the State of Maryland, as amended (the "MGCL"); and

        WHEREAS, the Board of Directors of Investment shall submit this Agreement to the sole stockholder of Investment for approval.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound do hereby agree as follows:

        1.    Merger.    Upon the terms and subject to the conditions set forth in this Agreement, Holdings shall be merged with and into Investment (the "Merger"). The Merger shall be consummated by filing with (a) the Delaware Secretary of State a properly executed certificate of ownership and merger in such form as is required by the relevant provisions of the DGCL (the "Certificate of Merger"), together with such other documents as may be required by the DGCL, and (b) the State Department of Assessments and Taxation of Maryland properly executed articles of merger in such form as is required by the MGCL (the "Articles of Merger"). The Merger shall become effective upon the effective time of filing the Articles of Merger with the State Department of Assessments and Taxation of Maryland (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

        2.    Effects of Merger.    The Merger shall have the effects set forth in this Agreement, Section 259 of the DGCL and Section 3-114 of the MGCL.

        3.    Surviving Corporation.    Following the Effective Time, the separate corporate existence of Holdings shall cease and Investment shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall succeed to and assume the rights and obligations of Holdings in accordance with applicable law.

        4.    Articles of Incorporation.    At the Effective Time, the Articles of Incorporation of Investment shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

        5.    Bylaws.    At the Effective Time, the Bylaws of Investment shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

        6.    Board of Directors and Officers.    The directors of Investment immediately prior to the Effective Time shall be the directors of the Surviving Corporation following the Effective Time, and those persons shall serve as directors until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law. The officers of Investment immediately prior to the Effective Time shall be the officers of the Surviving Corporation following the Effective Time, and those persons shall serve in their offices until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

        7.    Cancellation of the Surviving Corporation's Outstanding Common Stock.    The Surviving Corporation is the wholly-owned subsidiary of Holdings and each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action, be cancelled.

        8.    Conversion of Outstanding Stock.    At the Effective Time, by virtue of the Merger and without any further action on the part of Holdings or Investment, each issued and outstanding share of common stock, $0.01 par value per share, of Holdings (the "Holdings Shares") shall be converted into 565.38168 validly issued, fully paid and non-assessable shares of common stock, $0.01 par value per share, of the Surviving Corporation. Each Holdings Share held by Holdings as treasury stock immediately prior to the Effective Time shall be cancelled, and no payment shall be made with respect thereto.

        9.    Conditions to Consummation of the Merger.    Consummation of the Merger is subject to the following conditions precedent: (i) this Agreement shall have been duly authorized by all necessary corporate action on the part of Holdings and on the part of Investment and (ii) Holdings and Investment shall have received all consents, orders or approvals and shall have satisfied all other requirements prescribed by law, if any, that are necessary for consummation of the Merger.

        10.    Termination; Amendment.    This Agreement may be terminated and abandoned by action of the Boards of Directors of Holdings and Investment at any time prior to the Effective Time, whether before or after approval by the stockholders of either or both of the parties hereto. The Boards of Directors of the parties hereto may amend this Agreement at any time prior to the Effective Time.

        11.    Inspection of Agreement.    Executed copies of this Agreement shall be on file at the principal place of business of Investment at 11000 Broken Land Parkway, Suite 600, Columbia, Maryland 21044. A copy of this Agreement shall be furnished by Investment, upon request and without cost, to any stockholder of either Holdings or Investment.

        12.    Service of Process.    Service of process may be mailed to the Surviving Corporation at 11000 Broken Land Parkway, Suite 600, Columbia, Maryland 21044.

        13.    Governing Law.    This Agreement shall in all respects be construed, interpreted and enforced in accordance with and governed by the laws of the State of Maryland without regard to its conflicts of laws principles or rules.

        14.    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be considered to be an original but all of which shall constitute one and the same instrument.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be executed on its behalf by its officer duly authorized, all as of the date first above written.

FIELDSTONE HOLDINGS CORP., a Delaware corporation
By:	/s/ Michael J. Sonnenfeld
Name:	Michael J. Sonnenfeld
Title:	President
FIELDSTONE INVESTMENT CORPORATION, a Maryland corporation
By:	/s/ Michael J. Sonnenfeld
Name:	Michael J. Sonnenfeld
Title:	President and Chief Executive Officer

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AGREEMENT AND PLAN OF MERGER